UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                      TECHNICAL COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                   878 409 101
                                 (CUSIP Number)

   M. Mahmud Awan, Ph.D.                           Paul Bork, Esq.
   TechMan International Corporation               Hinckley, Allen & Snyder
   240 Sturbridge Road                             28 State Street
   Charlton City, Massachusetts 01506              Boston, Massachusetts  02109
   (508) 248-3211                                  (617) 345-9000

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 18, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be Tfiled" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person: M. Mahmud Awan
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) [X]
                                                       (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 138,378 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 138,378 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate  Amount  Beneficially  Owned by Each  Reporting  Person:  138,378
     shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 10.8%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person:  Philip A. Phalon
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:  (a) [X]
                                                        (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,250 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,250 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,250 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: Robert B. Bregman
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:  (a) [X]
                                                        (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,700 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,700 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,700 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: William C. Martindale, Jr.
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:  (a) [X]
                                                        (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 10,000 shares

8.   Shared Voting Power: 67,000 shares

9.   Sole Dispositive Power: 10,000 shares

10.  Shared Dispositive Power: 67,000 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 77,000 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [X]

13.  Percent of Class Represented by Amount in Row (11): 6.0%

14.  Type of Reporting Person:  IN

Item 1.   Security and Issuer

     The Statement of M. Mahmud Awan, Philip A. Phalon, Robert B. Bregman and William C. Martindale, Jr. (the "Purchasing Group") on Schedule 13D dated April 3, 1998, as amended and supplemented by Amendment No. 1 dated May 15, 1998, Amendment No. 2 dated May 22, 1998, Amendment No. 3 dated June 9, 1998, and Amendment No. 4 dated June 15, 1998 in respect of the common stock, $0.10 par value ("Common Stock"), of Technical Communications Corporation (the "Issuer") whose principal executive offices are located at 100 Domino Drive, Concord, Massachusetts 01742, is hereby amended and supplemented as follows:

Item 4.  Purpose of Transaction

Item 4(d) is hereby amended and supplemented by the addition of the following paragraph:

              "On June 18, 1998, following a hearing, the Massachusetts Appeals Court issued an Order denying the Issuer's appeal of the June 10, 1998 Order of the Massachusetts Superior Court, Middlesex County. The Order of the Massachusetts Appeals Court is included in its entirety as an exhibit to this statement and is incorporated herein by reference."

Item 7.   Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by the addition of the following schedule of exhibits attached hereto and incorporated herein with respect to the lawsuit initiated by Purchasing Group members Mr. Phalon and Dr. Awan against the Issuer and its directors (other than Philip A. Phalon) in the Massachusetts Superior Court, Middlesex County, entitled Philip A. Phalon, and M. Mahmud Awan
v. Technical Communications Corporation, Arnold McCalmont, Herbert A. Lerner, Robert T. Lessard, Carl H. Guild, Mitchell B. Briskin, Donald Lake and Thomas B. Peoples, Civil Action No. 98-2553:

                              "Schedule of Exhibits

              Exhibit 1........................Verified Complaint

              Exhibit 2........................Memorandum of Decision and Order

              Exhibit 3........................Order denying Issuer's appeal of the Order of the Superior Court"

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 19, 1998                          /s/ M. Mahmud Awan
                                               ________________________________
                                               M. Mahmud Awan



                                               /s/      *
                                               ________________________________
                                               Philip A. Phalon



                                               /s/      *
                                               ________________________________
                                               Robert B. Bregman



                                               /s/      *
                                               ________________________________
                                               William C. Martindale, Jr.



         */s/ M. Mahmud Awan
         ________________________
         M. Mahmud Awan
         Attorney - in - Fact

                                                                       EXHIBIT 1

                          COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.                                         Superior Court
                                                       Civil Action No. 98-2553

____________________________________
                                    )
PHILIP A. PHALON, and               )
M. MAHMUD AWAN,                     )
                                    )
         Plaintiffs,                )
                                    )
v.                                  )
                                    )
TECHNICAL COMMUNICATIONS            )
CORPORATION, ARNOLD MCCALMONT,      )
HERBERT A. LERNER, ROBERT T.        )
LESSARD, CARL H. GUILD,             )
MITCHELL B. BRISKIN, DONALD         )
LAKE, and THOMAS B. PEOPLES,        )
                                    )
         Defendants.                )
____________________________________)

                               VERIFIED COMPLAINT
                                  Introduction

     This is an action to enjoin the unlawful conduct of Defendants, Arnold McCalmont, Herbert A. Lerner, Robert T. Lessard, Carl H. Guild, Mitchell B. Briskin, Donald Lake, and Thomas B. Peoples in (i) breaching their fiduciary duties to the stockholders of the Defendant, Technical Communications Corporation ("TCC") by engaging in self-dealing transactions; (ii) engaging in a cover up of wrongful and possibly fraudulent or criminal conduct by certain TCC officers and directors; (iii) intentionally obstructing the Plaintiffs' efforts to communicate with other TCC stockholders regarding the affairs of TCC; and
(iv) illegally acting to entrench themselves as TCC's Board of Directors. The Plaintiffs seek mandatory injunctive relief under Massachusetts and federal law requiring the Defendants to provide them with a list of all stockholders of TCC. The Plaintiffs also seek an order rescinding and invalidating certain actions taken by the Defendants McCalmont, Guild, Lessard, and Lerner, a majority of TCC's Board of Directors, at a meeting held on April 30, 1998, and a declaration that the amendments to TCC's By-Laws adopted at that meeting are null and void.

                                    Parties

     1. The Plaintiff, Philip A. Phalon ("Phalon"), is an individual whose business address is 40 Salem Street, Lynnfield, Essex County, Massachusetts. He is a director of TCC and the holder of approximately 500 shares of common stock, par value $.10 per share, of TCC ("TCC Shares") and options to purchase an additional 1,750 TCC shares.

     2. The Plaintiff, M. Mahmud Awan ("Awan"), is an individual whose business address is 240 Sturbridge Road, Charlton City, Worcester County, Massachusetts. He owns directly and indirectly through a wholly owned corporation approximately 132,000 TCC Shares.

     3. The Defendant, TCC, is a Massachusetts corporation with a principal place of business at 100 Domino Drive, Concord, Middlesex County, Massachusetts. TCC is in the business of providing secure telecommunications and encryption systems. TCC is a public company whose shares are traded on the Nasdaq Stock Market. At September 27, 1997 the end of TCC's most recent fiscal year, approximately 1,283,000 TCC Shares were outstanding. Upon information and belief, TCC's stockholders are resident in several states.

     4. Defendant, Arnold McCalmont, whose business address is 100 Domino Drive, Concord, Massachusetts, is a Director and stockholder of TCC.


     5. Defendant, Herbert A. Lerner, whose business address is 100 Domino Drive, Concord, Massachusetts, is a Director, Chief Financial Officer, the Treasurer and a stockholder of TCC.

     6. Defendant, Robert T. Lessard, whose business address is 100 Domino Drive, Concord, Massachusetts, is a Director of TCC.

     7. Defendant, Carl H. Guild, whose business address is 100 Domino Drive, Concord, Massachusetts, is a Director of TCC, Chairman of the Board, and TCC's Chief Executive Officer.

     8. Defendant, Mitchell B. Briskin, whose business address is 100 Domino Drive, Concord, Massachusetts, is a Director of TCC.

     9. Defendant, Donald Lake, whose business address is 100 Domino Drive, Concord, Massachusetts, is a Director of TCC.

     10. Defendant, Thomas E. Peoples, whose business address is 100 Domino Drive, Concord, Massachusetts, is a Director of TCC.

                             Jurisdiction and Venue

     11. This court has jurisdiction over the dispute between the parties pursuant to M.G.L. c. 212 ss.4, c. 214 ss.1, c. 231A ss.1, and c. 156B ss. 32.

     12. This court is the proper venue for this action pursuant to M.G.L. c. 223 ss.1.

                                Background Facts

     13. At least since the time TCC became a public company, Arnold McCalmont, the company's founder, has effectively controlled TCC's board. His control has been so pervasive that he was able to secure for his son, James McCalmont, a position as a TCC director and senior officer. He was also able to secure for his son, Marc McCalmont, a position at TCC, and to arrange for TCC to make substantial cash investments in Net2Net Corporation, a business founded by Stephen A. McCalmont, another of his sons. Arnold McCalmont has seen to it that TCC's directors, other than Phalon, are beholden to him, willing and able to acquiesce to his preferences in connection with the management of TCC's business affairs, thus assuring his control.

     14. TCC's Board of Directors, controlled by Arnold McCalmont, is currently attempting to continue to pilfer from TCC's treasury at the expense of TCC's stockholders, by entering into certain contracts with themselves and a wasteful severance agreement with James McCalmont, whose resignation came under a cloud of legal scrutiny of his actions as an officer of TCC. These actions constitute such egregious waste as to be a breach of the duty of loyalty owed by McCalmont, Guild, Lessard, and Lerner to TCC and its stockholders.

     15. In 1997, Phalon became aware that the law firm of Gadsby & Hannah ("G&H") had been retained by TCC to investigate whether certain individual officers, directors, and employees of TCC had engaged in conduct violative of federal law, in connection with certain international sales projects.

     16. Upon information and belief, G&H conducted a lengthy investigation during November and December of 1997 and compiled a report (the "Slavitt Report") on its investigation which included recommendation of actions to be taken by or on behalf of TCC. This report was made available to the Board of Directors and discussed in detail with representatives of G&H at a board meeting held on January 8, 1998 at G&H, at which Phalon was present. Some of the findings and recommendations contained in the Slavitt Report are more fully described in the Affidavit of Phalon, attached hereto as Exhibit A (hereinafter the "Phalon Affidavit"). Neither the Slavitt Report nor its contents were made available to TCC's stockholders.

     17. The information contained in the Slavitt Report raised serious concerns regarding possible illegal and otherwise wrongful conduct by certain TCC officers and directors, particularly James McCalmont, who resigned as a Director, Officer and employee following the January 8, 1998 meeting, Defendant Arnold McCalmont, and Defendant Herbert Lerner.

     18. The Slavitt Report contained the recommendations of G&H that the Defendants take certain actions to address the wrongful conduct uncovered by the investigation, and obtain restitution from James McCalmont and Arnold McCalmont for the benefit of TCC and its stockholders.

     19. Phalon reviewed the Slavitt Report. At the conclusion of the meeting, G&H collected from the TCC directors and officers all copies of the Slavitt Report for purpose of shredding them. Evan M. Slavitt, the G&H lawyer who authored the Slavitt Report, advised the directors that all paper copies would be destroyed and that the document would only be retrievable from G&H's computer system.

     20. Upon information and belief, the Defendants McCalmont, Guild, Lessard, and Lerner (hereinafter referred to as the "McCalmont Group") declined to implement the recommendations contained in the Slavitt Report.

     21. Subsequently, as more fully described in the Phalon Affidavit, the individual Defendants have intentionally endeavored to conceal the results of the investigation conducted by G&H and the Slavitt Report from the Plaintiffs and TCC's stockholders, in derogation of the recommendations of the Slavitt Report. The McCalmont Group at Arnold McCalmont's insistence have also authorized and directed TCC to enter into illegal transactions with James McCalmont and Carl Guild, having the effect of transferring assets from TCC by submitting to James McCalmont's demand for an improper indemnity agreement, and also by providing Carl Guild with a lucrative employment arrangement involving excessive stock options and salary.

     22. The McCalmont Group terminated the employment of TCC's Chief Financial Officer, Graham Briggs, on January 14, 1998, for refusing to execute a confidentiality agreement regarding the Slavitt Report and for refusing to participate in the effort to cover up self-dealing sponsored by Defendants McCalmont, Guild, Lessard, and Lerner.

     23. Following the January 14, 1998 board meeting, Mr. Phalon informed the McCalmont Group that he would not stand for reelection with them, and that he would consider supporting an opposition slate for election as directors.

     24. The McCalmont  Group  terminated  the  employment  of TCC's  President,
Roland S. Gerard, on February 13, 1998, for refusing to participate in the effort to cover up the wrongful conduct described in the Slavitt Report and the self-dealing transactions sponsored by the Defendants McCalmont, Guild, Lessard, and Lerner.

                        Formation of Shareholder Response

     25. On April 3, 1998, the Plaintiffs, together with two other TCC stockholders, Robert B. Bregman, and William C. Martindale, Jr., filed a Joint Statement on Schedule 13D with the Securities Exchange Commission ("SEC") in which they disclosed beneficial ownership in excess of 5% of TCC's then outstanding shares and that they had formed a "group" (the "Group") within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C., ss.78(d)(3). At that time, the Group disclosed that it was considering the costs and benefits of conducting a proxy contest to replace a majority of TCC's Board of Directors with nominees selected by the Group, in response to certain business and financial problems plaguing TCC.

     26. At the time it filed the Joint Statement on Schedule 13D, the Group, in the aggregate, beneficially owned 197,228 TCC Shares representing approximately 15.4% of the outstanding TCC Shares.

                            Stockholder List Demand

     27. Pursuant to M.G.L. c. 156B ss.32 and Article V(6) of TCC's By-Laws, TCC is required to maintain and to make available for inspection for any proper purpose its stock and transfer records, including the names, record address, and amount of stock held by each stockholder.

     28. In furtherance of his objective to communicate with other TCC stockholders in connection with evaluating the costs and benefits of conducting a proxy contest to elect the Group's nominees as directors at the 1998 Annual Meeting, Mr. Phalon made a written demand (the "Demand Letter") to TCC on April 8, 1998, pursuant to M.G.L. c. l56B, ss.32 and principles of equity and common law, to inspect TCC's stock and transfer records. A true and accurate copy of the Demand Letter is attached hereto as Exhibit B. As set forth in the Demand Letter, its purpose "is to enable [Mr. Phalon] to identify and communicate with [his] fellow stockholders on matters relating to their investment in the Company and the affairs of the Company."

     29. Among the items requested by Mr. Phalon in the Demand Letter was a list of TCC's stockholders (the "Stockholder List"), and a list of non-objecting beneficial owners (the "NOBO List") which is available to TCC from brokers and dealers and from banks pursuant to Rules 14b-1 and 14b-2 promulgated under the Exchange Act. The NOBO List would include the names of those beneficial owners of TCC stock, whose stock is held in "street" name by a broker, financial institution or other fiduciary, and who do not object to their names being disclosed. Mr. Phalon also requested that he be permitted to inspect the following: (i) a complete list of TCC's stockholders as of the close of business on April 1, 1998, and any later record date established for the next Annual Meeting of Stockholders; (ii) a magnetic computer tape list of the holders of TCC's Shares as of April 1, 1998 and such Record Date; (iii) all daily transfer sheets showing changes in the list of TCC's stockholders from April 1, 1998 and such Record Date to and including the date of the next Annual Meeting; (iv) all information in TCC's possession concerning the number and identity of the actual beneficial owners of TCC's Shares; and (v) a listing as of April 1, 1998 and such Record Date of all stockholders owning 1,000 or more TCC Shares arranged in descending order (collectively items (ii)-(v) are hereinafter referred to as the "Related Materials").

     30. Mr. Phalon's purpose in obtaining the Stockholder List, the NOBO List, and the Related Materials is to permit him to communicate directly, more expeditiously and more effectively with fellow TCC stockholders. Mr. Phalon does not seek to secure this stockholder list information for the purpose of selling the information or for any reason other than in his interest as a stockholder with respect to the affairs of TCC.

     31. On April 13, 1998, TCC's clerk replied to Mr. Phalon, stating only that TCC was "considering how to best accommodate the scope and purpose of [Phalon's] request under both federal and Massachusetts law and will respond shortly."

     32. On April 24, 1998, more than two weeks after Mr. Phalon first demanded access to the Stockholder List, the NOBO List, and the Related Materials, G&H forwarded to Plaintiffs' counsel, a proposed Confidentiality and Nondisclosure Agreement (the "Confidentiality Agreement"). Neither the Confidentiality Agreement nor the accompanying letter from TCC's counsel responded to Mr.
Phalon's requests for the Stockholder List, the NOBO List, or the Related Materials. A true and accurate copy of this Confidentiality and Nondisclosure Agreement and the cover letter from G&H is attached hereto as Exhibit C.

     33. The Confidentiality Agreement represented an improper restriction on Mr. Phalon's access to the Stockholder List, well beyond the statutory confidentiality and nondisclosure requirements imposed upon stockholders. In particular, TCC insisted that Mr. Phalon not transfer or disseminate such list, even to other TCC stockholders, unless the Confidentiality Agreement was signed by the party to whom the list would be disclosed, and the signature page first returned to G&H, notwithstanding that Mr. Phalon agreed to use the list solely in the interest of himself as a stockholder, relative to the possible solicitation of written proxies. The Confidentiality Agreement also sought to impose upon Mr. Phalon liability for any and all costs, expenses, and attorneys fees incurred by TCC in connection with any dispute with Mr. Phalon relative to the Stockholder List.

     34. On April 29, 1998, Mr. Phalon's counsel responded to G&H, indicating that while Mr. Phalon was fully prepared to honor all lawful requirements with respect to his use of the Stockholder List and Related Materials, Mr. Phalon would not agree to otherwise restrict his use of the list as proposed by TCC.

     35. The Defendants have not provided the Plaintiffs with access to the Stockholder List, the NOBO List, or the Related Materials or made the appropriate acknowledgments required under Rule 14a-7, promulgated under the Exchange Act.

     36. Upon information and belief, TCC caused the Confidentiality Agreement to be forwarded to Plaintiffs' counsel for the purpose of delaying production of the Stockholder List, the NOBO List, and the Related Materials, and in order to illegally interfere with the Plaintiffs' ability to communicate with other TCC stockholders regarding the affairs of TCC in violation of Massachusetts and federal law.

                            Demand For Annual Meeting

     37. Pursuant to Article I(1) of TCC's By-Laws, the annual meeting of stockholders (the "Annual Meeting") must be held on the second Monday in February of each year, making February 9, 1998 the Annual Meeting date for this year. Article IV(4) of TCC's By-Laws requires the Board of Directors to fix in advance a time, not more than sixty days preceding the date of any stockholder meeting, as the record date for determining voting eligibility at any upcoming stockholder meeting (a "Record Date").

     38. Pursuant to M.G.L. c. 156B ss.33, TCC's Annual Meeting must occur within six months of the end of its fiscal year. TCC's fiscal year ended on September 27, 1997. Thus, TCC was required by statute to schedule the Annual Meeting no later than March 26, 1998.

     39. TCC  failed to hold the Annual  Meeting  within  the time  required  by
Section 33 of Chapter 156B, and also failed to hold the Annual Meeting as required by TCC's By-Laws. As of April 29, 1998, no Record Date had been set, the Annual Meeting had not been held, nor had any notice of same been transmitted by TCC's clerk to stockholders entitled to vote thereat, as required by Article I(3) of TCC's By-Laws and M.G.L. c. 156B, ss. 36.

     40. On April 29, 1998, and in anticipation of a meeting of TCC's Board of Directors scheduled for April 30, 1998, Plaintiffs made a written demand to TCC, pursuant to Chapter 156B of the Massachusetts General Laws and principles of equity and common law, that TCC's Board of Directors immediately act to establish a Record Date for the 1998 Annual Meeting and establish a date for the 1998 Annual meeting (the "Second Demand Letter"). A true and accurate copy of the Second Demand Letter is attached hereto as Exhibit D. The Second Demand Letter also placed TCC and the McCalmont Group on notice that the Board's failure to establish a Record Date in a timely fashion, as required by law, constituted a breach of fiduciary duty owed to all TCC stockholders, and a further act of entrenchment.

                              Entrenchment Actions

     41. On April 30, 1998, a quorum of TCC's board of directors met (the "April 30th Meeting"). This meeting lasted only fifteen minutes, in contrast to typical TCC board meetings, which usually lasted for hours. At this meeting, the McCalmont Group without discussion and over the objection of Phalon, purported to amend the By-Laws of TCC to provide for the creation of three classes of directors and to create staggered terms for all directors by class, such that a maximum of three directors would stand for reelection at any one time. Class One Directors become eligible for reelection at the date of the first annual meeting following the April 30th Meeting. Class Two Directors become eligible for reelection at the date of the second annual meeting following the April 30th Meeting. Class Three Directors become eligible for reelection at the date of the third annual meeting following the April 30th Meeting. Mr. Phalon was designated as a Class One Director.

     42. At the April 30th Meeting the McCalmont Group purported to fill three director vacancies with individuals never previously identified to the Board, who are directly or indirectly personal friends and associates of Arnold McCalmont and his cronies. Upon information and belief, Defendant Briskin is a private investor who directly or indirectly has made a large investment in Net2Net Corporation, a business created by Arnold McCalmont's son, Stephen;
Defendant Lake is a commercial banker who has handled Arnold and James McCalmont's personal international banking transactions; and Defendant Peoples was a former subordinate of Defendant Guild when both were at Raytheon Company. Two of those three director vacancies were designated as Class Three Directors, with terms which do not expire until the annual meeting of Stockholders to be held in the year 2000. Only after taking these illegal entrenchment actions was a Record Date of May 29, 1998 fixed, and the Annual Meeting scheduled for July 17, 1998.

     43. As a result of the amendment of TCC's By-Laws at the April 30th Meeting, TCC's stockholders were unilaterally deprived of the right to determine, by simple majority as set forth in TCC's By-Laws, whether TCC should adopt a staggered Board scheme. Any action by TCC's stockholders to return to a non-staggered Board, and thereby to provide themselves with the power to replace the existing Board in a single election, must now be decided by a 2/3 "supermajority" of voting eligible stockholders.

     44. As a result of the actions taken by the McCalmont Group at the April 30th Meeting, the individual Defendants, with the exception of Defendant Briskin, have unilaterally provided themselves with terms as directors, longer than those to which they would otherwise have been entitled prior to the April 30th Meeting by more than doubling said terms, and have unilaterally deprived TCC's stockholders of the opportunity to elect a new board at the 1998 Annual Meeting. The McCalmont Group at Arnold McCalmont's direction, has taken these actions without regard for TCC's stockholders, for the purpose of enabling McCalmont, his family, and his cronies, including Defendant Guild, to continue to line their pockets with pelf taken from the treasury of TCC.

     45. Upon information and belief, the Defendants McCalmont, Guild, Lessard, and Lerner have delayed and resisted in providing the Plaintiffs with stockholder information, in order to prevent the Plaintiffs and TCC's stockholders from discovering the truth about the wrongful conduct uncovered by G&H and described in detail in the Slavitt Report, and to prevent the Plaintiffs from undertaking any meaningful contest to replace the individual Defendants. Given that the Group owns less than 20% of TCC's voting securities, any impediments that the Defendants can create to the Plaintiffs' ability to communicate directly with TCC stockholders will assist the individual Defendants in ensuring their own entrenchment.

     46. In the aggregate, the McCalmont Group has a small economic interest in TCC which makes their entrenchment actions of April 30, 1998 so outrageous. According to the TCC Proxy statement for the last meeting of its Stockholders held in February 1997, Arnold McCalmont beneficially owned less than 12,000 TCC Shares (less than 1% of the outstanding), excluding 22,727 beneficially owned by sons James and Marc. Defendant Lerner beneficially owned 2,736 TCC Shares, and Defendant Lessard owned no TCC Shares. Defendant Guild's ownership is unknown but in the absence of an appropriate filing under the Exchange Act is assumed to be less than 5% of the outstanding TCC Shares. Thus, the McCalmont Group, who in the aggregate own less than 6% of the outstanding equity of TCC, are illegally controlling the corporation.

                                     COUNT I
          (Breach of Fiduciary Duty/Injunctive Relief - Entrenchment)

     47. Plaintiffs repeat and reallege paragraphs 1 through 46, above, with the same force and effect as if set forth in full herein.

     48. As Directors, the individual Defendants owed fiduciary duties to TCC's Stockholders, including the Plaintiffs, not to cause the company to take actions solely for their personal advantage or to the unique disadvantage of the Plaintiffs or other TCC' stockholders.

     49. By undertaking to entrench themselves in control of the Board of Directors of TCC, the individual Defendants have violated their fiduciary duties to the Plaintiffs by:

          (a) using corporate processes for the sole purpose of illegally maintaining their control over the affairs of TCC;

          (b) entering into self-dealing transactions with the company for the sole purpose of financially benefiting themselves;

          (c) actively attempting to withhold the results of the investigation conducted by G&H from the Plaintiffs and TCC's stockholders;

          (d) amending TCC's By-Laws so as to deprive the Plaintiffs and TCC's stockholders of the opportunity to decide by simple majority whether TCC should have a staggered Board scheme; and

          (e) unilaterally amending TCC's By-Laws to provide illegal extensions of the terms in office of the Individual Defendants.

     50. The individual Defendants have further violated their fiduciary duties to the Plaintiffs and intend to do so in the future by, among other measures, maintaining themselves and their nominees to TCC's Board of Directors and establishing without consent of and notice to the stockholders supermajority requirements in connection with certain stockholder votes.

     51. The Plaintiffs have and will continue to suffer irreparable injury in the absence of immediate injunctive relief in the form of an Order requiring the individual Defendants to rescind and otherwise invalidate any and all amendments to TCC's By-Laws which were voted upon at the April 30 Meeting.

     52. Absent such an Order, the Plaintiffs and other TCC Stockholders will be unable to reverse the wrongful and illegal actions of the individual Defendants absent a supermajority vote by those stockholders entitled to vote at the Annual Meeting.

     53. The Plaintiffs have no adequate remedy at law.

                                    COUNT II
                  (Breach of Fiduciary Duty/Injunctive Relief -
        Production of Stockholder List, Pursuant to M.G.L. c. 156B ss.32)


     54. Plaintiffs repeat and reallege paragraphs 1 through 53, above, with the same force and effect as if set forth in full herein.

     55. Pursuant to M.G.L. c. 156B, ss.32 and the common law, the Plaintiffs as stockholders of TCC are entitled to inspect and copy all stockholder lists maintained by or reasonably available to TCC, including, without limitation, the Stockholder List, NOBO List, and the Related Materials.

     56. TCC's refusal to make these lists available to the Plaintiffs violates the Plaintiffs' statutory and common law rights.

     57. The Plaintiffs will suffer irreparable injury in the absence of immediate injunctive relief compelling the Defendants to produce a Stockholder List and NOBO List to enable the Plaintiffs to communicate directly with their fellow stockholders prior to the Annual Meeting, as well as the other materials requested in the Demand Letter.

     58. Absent these lists, the Plaintiffs are unable to communicate directly with both record holders and non-objecting beneficial owners of TCC Shares. Moreover, absent these lists, the Plaintiffs have no assurance that any proxy solicitation materials or other communications will reach such beneficial owners, whose shares are held in "street name" in a timely manner, if at all.

     59. The Plaintiffs have no adequate remedy at law.

                                    COUNT III
             (Violation of SEC Rule 14a-7, 24 C.F.R. ss. 240.14a-7)

     60. Plaintiffs repeat and reallege paragraphs 1 through 59, above, with the same force and effect as if set forth in full herein.

     61. Pursuant to Rule 14a-7 promulgated by the SEC under the Exchange Act, as amended ("Rule 14a-7"), a registrant, such as TCC, intending to make a proxy solicitation in connection with a stockholder meeting, upon the written request by any record or beneficial holder of securities entitled to vote at said meeting, must deliver to the requesting stockholder within five business days of its receipt of the request notification as to whether the registrant has elected to mail the stockholder's soliciting materials or provide a security holder list, and a statement of the approximate number of record holders of the registrant's securities separated by type of holder and class, and the estimated cost of mailing a proxy statement, form of proxy, or other communication to the registrant's stockholders.

     62. On April 8, 1998, Mr. Phalon made written request to TCC that it provide a list of security holders pursuant to Rule 14a-7.

     63. At the April 30th Meeting, a Record Date of May 29, 1998 was set for TCC's 1998 Annual Meeting.

     64. Notwithstanding, the Plaintiffs' written request, TCC has failed: (i) to notify the Plaintiffs as to whether it has elected to mail their soliciting materials or related communications to its stockholders or provide a list of its stockholders; (ii) to provide to the Plaintiffs a statement of the approximate number of record and beneficial holders of TCC securities; and (iii) to provide the Plaintiffs with the estimated cost of mailing a proxy statement, form of proxy, or other communication, all as required by Rule 14a-7.

     65. TCC's failure to comply with Rule 14a-7 violates the provisions of said rule.

     66. As a result of TCC's violation of Rule 14a-7, the Plaintiffs have been and are continuing to be damaged.

                                    COUNT IV
                             (Declaratory Judgment)

     67. Plaintiffs repeat and reallege paragraphs 1 through 66, above, with the same force and effect as if set forth in full herein.

     68. The actions taken by a majority of TCC's Board of Directors at the April 30th Meeting were illegal acts of entrenchment, motivated by the desire of the McCalmont Group to secure their control of TCC.

     69. An actual controversy has arisen between the Plaintiffs and the Defendants regarding the validity of the actions taken by a majority of TCC's Board of Directors at the April 30th Meeting.

     70. Pursuant to M.G.L. c. 231A, the Plaintiffs are entitled to a declaration that all amendments to TCC's By-Laws adopted at the April 30th Meeting, and TCC's Amended and Restated By-Laws, are invalid, null, and void.

         WHEREFORE, Plaintiffs pray as follows:

     1. For a preliminary and permanent injunction restraining and enjoining the individual Defendants from taking or preventing any stockholder action to or by reason of any amendments to TCC's By-Laws effectuated at the April 30th Meeting;

     2. For a preliminary and permanent injunction compelling the individual Defendants to immediately convene a quorum of TCC's Board of Directors and to take any and all actions necessary to rescind and revoke all amendments to TCC's By-Laws enacted at the April 30th Meeting, and to rescind the filling of director vacancies carried out at the April 30th Meeting;

     3. For a preliminary and permanent injunction restraining and enjoining the individual Defendants from taking any action to fill director vacancies, and/or amend TCC's By-Laws or Articles of Organization, until the 1998 Annual Meeting has occurred;

     4. For a preliminary and permanent injunction compelling the Defendants to produce for Plaintiffs' inspection and copying the Stockholder List, the NOBO List, and the Related Materials, as defined in greater detail in Paragraph 29 of this Verified Complaint;

     5. For a Declaration that all Amendments to TCC's By-Laws adopted by the vote of the Directors at the April 30th Meeting, are invalid, null, and void;

     6. For an order awarding the Plaintiffs their costs; and

     7. For such other and further relief as the Court deems just and proper.

                                           Respectfully submitted,
                                           PHILIP A. PHALON, and M. MAHMUD AWAN,

                                           By their attorneys,



                                           /s/Paul Bork
                                           Paul Bork (BBO #541815)
                                           William Grimm (BBO #212120)
                                           Mark Resnick (BBO #559885)
                                           HINCKLEY, ALLEN & SNYDER
                                           28 State Street
                                           Boston, Massachusetts 02109
                                           (617) 345-9000

                                  VERIFICATION

     I, Philip A. Phalon, state that I am a director and stockholder of Technical Communications Corporation, that I have read the foregoing verified complaint and am familiar with the contents thereof, and that the facts set forth therein are true of my own personal knowledge, except those facts set forth on information and belief, and as to those, I believe them to be true.

     Signed under the penalties of perjury this 18th day of May, 1998.


                                             /s/Philip A. Phalon
                                             Philip A. Phalon

                                                                       EXHIBIT 2

                          COMMONWEALTH OF MASSACHUSETTS
                               COUNTY OF MIDDLESEX
                               THE SUPERIOR COURT

                                                      CIVIL DOCKET #MICV98-02553

Phalon (IMPOUNDED) et al,
         Plaintiff(s)
vs.
Technical Communications Corp. et al,
         Defendant(s)

                              TEMPORARY INJUNCTION

TO:



     Agents, Attorneys and Counselors, and each and every of them,

                                                                       GREETING:

     WHEREAS,  it has been  represented unto us in our SUPERIOR COURT, by Philip
A. Phalon (IMPOUNDED) M. Mahmud Awan (IMPOUNDED) plaintiff(s), that he, said plaintiff(s), has filed a complaint in our said Court against you, the said defendant(s) Technical Communications Corp. pray for a Writ of Injunction against you, to restrain you and the persons before named from doing certain acts and things in said complaint set forth, and hereinafter particularly specified and mentioned.

         We, therefore, in consideration of the premises, do strictly enjoin and command you the said defendant(s), and all and every the persons before named, be and hereby are ordered to mail a copy of the proxy statement submitted by the plaintiffs to the SEC to each and every stockholder of the corporation on or before June 17, 1998 and further that it shall not provide the plaintiffs with a copy of the shareholder list but shall maintain a full and complete list of all shareholders to whom the proxy statement has been sent and shall file an affidavit of compliance with this order on or before July 3,1 998 and further the cost of the mailing and copying shall be born by the plaintiffs; and further we command you said defendants from implementing the votes taken at the meeting held on April 30, 1998 adopting the provisions of GL c 156B, ss.50A and restructing the terms of the Board of Directors to staggered terms and further this order is continued upon the plaintiffs posting a bond in the amount of Ten Thousand Dollars or in lieu thereof, depositing the amount with the Clerk of court, until the further order of our Court, or some Justice thereof.

     Witness, Robert A. Mulligan, at Cambridge, this 10th day of June, in the year of our Lord 1998.

                                                     /s/ Clerk
                                                     Clerk.

                          COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.                                                     CIVIL ACTION
                                                                   No. 98-2553

                             PHILIP A. PHALON et al.
                                        Plaintiffs

                                       v.

                   TECHNICAL COMMUNICATIONS CORPORATION et al.
                                        Defendants

                       MEMORANDUM OF DECISION AND ORDER ON
              PLAINTIFF'S APPLICATION FOR A PRELIMINARY INJUNCTION

     In this action, the plaintiffs Philip A. Phalon and M. Mahmud Awan are seeking injunctive and declaratory relief. The plaintiff Phalon is a stockholder and director of the defendant Technical Communications Corporation (TCC), a publicly held Massachusetts corporation; the plaintiff Awan is a stockholder. The defendants Arnold McCalmont, Herbert A. Lerner, Robert T. Lessard, Carl H. Guild, Mitchell B. Briskin, Donald Lake and Thomas B. Peoples are directors of TCC.

     In their complaint, the plaintiffs allege in Count I a breach of fiduciary duty resulting from By-Law changes alleged to entrench themselves in control of TCC; in Count II breach of fiduciary duty in refusing to provide a stockholder list; in Count III violation of Securities & Exchange Commission (SEC) Rule 14a-7, 24 CFR ss.240.14a-7 and in Count IV seeking a declaration invalidating actions of a majority of the Board of Directors on April 30, 1998. The plaintiffs are seeking a preliminary injunction 1) restraining the defendants from implementing By-Law changes voted at the April 30th meeting, 2) directing the defendant to reconvene and rescind the By-Law changes votes at the April 30th meeting, 3) restraining the defendants from filling any vacancies on the board and/or from taking any action to amend the By-Laws or Articles of Organization prior to the stockholders meeting, and 4) directing the defendants to produce the stockholder list to the plaintiff.

     The defendants TCC, Arnold McCalmont, Herbert A. Lerner, Carl H. Guild, Mitchell B. Briskin, and Donald Lake1 strenuously oppose issuance of a preliminary injunction on the grounds that 1) they have "so delayed coming to this Court that it would be inappropriate to grant interim relief'" and 2) that substantively, the plaintiffs cannot demonstrate a likelihood of success on the merits with respect to their request for shareholder information and with respect to their claims relating to staggered terms, 3) the plaintiff's have failed to articulate any harm and 4) the harm to the defendants outweighs any harm to the plaintiffs. The defendants further assert that "[i]t is fundamentally unfair and unlawful for Mr. Phalon, a current director of TCC with a clear fiduciary duty and duty of loyalty to TCC, to be seeking to attack it in this way." The defendants noted that "Mr. Phalon has flouted his duty under federal securities laws to maintain the confidentiality of this non-public information."2

                           The plaintiff's Allegations

     According to the verified complaint, TCC was founded by the defendant Arnold McCalmont. The plaintiff Phalon asserts that McCalmont has maintained pervasive control of TCC's board of directors and that he, Phalon, is the lone dissenting director. According to the complaint, McCalmont's control over TCC is reflected by the fact that McCalmont's sons James and Marc were employed by TCC and, until recently, James had been a director. According to the complaint, McCalmont arranged for TCC to invest in Net2Net Corporation, a business founded by his son Stephen.3

     In late 1997, Gadsby & Hannah was retained by the board of directors of TCC to investigate certain individual officers, directors and employees of TCC relating to matters occurring in 1988. As a result of that investigation, a report was submitted to the directors at its meetings on December 11, 1997 and on January 8, 1998. A written report known as the Slavitt report was made available to the directors at the January 11th meeting. However, individual directors were not permitted to retain a copy. According to Phalon, the Slavitt report included findings of improprieties and recommendations which included seeking restitution from James and/or Arnold McCalmont for the cost of the investigation, removal of Arnold McCalmont as a director, removal of James McCalmont as a director, and disclosure of the results of the investigation as legally required.

     At the January 8th meeting, a majority of the board voted to approve granting a release to Arnold McCalmont conditioned upon his agreement not to stand for re-election as a director. Arnold McCalmont was one of the directors voting in favor of the release. The plaintiff Phalon and one other board member voted against it. At a board meeting on January 9, 1998, a majority of the board voted to accept the resignation of James McCalmont as an officer and director upon terms and conditions which included the condition that TCC give James McCalmont a limited release from liability covering the matters referred to in the Slavitt report. The defendant Arnold McCalmont voted in favor of accepting the resignation and its terms and conditions. The plaintiff Phalon and one other board member voted against it.

     According to the Phalon affidavit, a draft 1997 annual report on Form 10-K was prepared and circulated. TCC's President and Chief Financial Officer refused to sign the Form 10-K because it did not adequately disclose findings and recommendations included in the Slavitt report. The Chief Financial Officer stated he would not sign the Form 10-K unless he was afforded an opportunity to review the Slavitt report. His review of the Slavitt report was conditioned upon his signing a confidentiality agreement. The Chief Financial Officer refused to sign the agreement. On January 14, 1998, a majority of the board voted to terminate the employment of the Chief Financial Officer.4 The plaintiff Phalon and one board member voted against the termination. On January 26, 1998, the plaintiff refused to sign the Form 10-K. After some discussion, the president did sign the Form 10-K.5 At a meeting on February 13, 1998, a majority of the board voted to terminate the president. The plaintiff Phalon voted against this termination as well.

     At the meeting on January 26, 1998, the plaintiff Phalon after advising the board of his objection to actions taken by the board informed the board members that he would not stand for re-election with the incumbent board.

     On April 3, 1998, the plaintiffs Phalon and Awan and two others filed a joint statement with the Securities & Exchange Commission (SEC) disclosing that they had formed a group to consider the costs and benefits of a proxy contest to replace at least a majority of the board with nominees selected by the group. On April 8, 1998, the plaintiff Phalon wrote to TCC, attention of Edward E. Hicks, Clerk, demanding pursuant to G.L. c. 156B, ss. 32, to inspect and copy TCC's stock and transfer records including its most recent list of stockholders. According to his letter, "[t]he purpose of this demand is to enable me to identify and communicate with my fellow stockholders on matters relating to their investment in the Company and the affairs of the Company, including the solicitation of written proxies from stockholders pursuant to Rule 14a-11 under the 1934 Act6." By letter dated April 13, 1998, Edward E. Hicks, as clerk, requested clarification of Phalon's request as to the capacity in which he was requesting the list, i.e. as a stockholder or director. Phalon was also reminded "as a director of the Corporation [you] have broad ranging fiduciary duties that include duties of care, loyalty, and in significant respects, confidentiality." Hicks continued, "We would expect that any information provided to you would be delivered in confidence and would be utilized by you in your fiduciary capacity, keeping in mind your duties to stockholders generally rather than to a separate group with its own interests and agenda." Hicks stated that the Corporation would probably require a confidentiality agreement be executed. Hicks concluded, "Of course, in this instance, you and we also would want to consider whether your actions in a non-fiduciary capacity are consistent with your continuing fiduciary obligations to the corporation." Under cover of letter dated April 24, 1998, a proposed confidentiality agreement was sent to Phalon's counsel. Phalon's counsel notified TCC's counsel that although Phalon acknowledged that he would only use the list for a proper purpose, the proposed agreement was objected to and regarded as interference with Phalon's "absolute" right of access to the stockholder list. Phalon did not execute the confidentiality agreement. The stockholder list has not been provided.

     On April 29, 1998, the plaintiffs wrote to TCC demanding that a date be set for the annual stockholders meeting. TCC's By-Laws provide that the annual meeting of stockholders be held on the second Monday in February. The meeting had not been held and an annual meeting had not been scheduled as of the date of the plaintiffs' demand. On April 30, 1998, at a regular meeting of the board, the board voted to hold the annual meeting on July 17, 19987 with notice to stockholders of record as of May 29, 1998. At the same meeting, a majority of the board voted to adopt By-Law amendments adopting a classified Board of Directors with three classes of Directors whose staggered three year terms would expire in 1998, 1999 and 2000 respectively.8 The plaintiff Phalon voted against these By-Law changes. As a result of that vote, Phalon's term expires in 1998 and McCalmont's expires in 1999. The board also voted to adopt a By-Law "opting into" GL. c. 156B, ss. 50A requiring a vote of 40% of the outstanding shares to hold a special meeting. Three director vacancies were filled with the election of the defendants Briskin, Lake and Peoples, all of whom, according to Phalon, have business relationships with the defendant McCalmont.

     Following filing of this action, the plaintiff's submitted a proxy statement pursuant to Section 14(a) of the Securities & Exchange Act of 1934, a copy of which was filed with the court.

                            The Defendants' Response

     The defendants respond that the events dating back to 1988 are irrelevant to the demand for injunctive relief, the new directors are "truly independent" and the plaintiffs' attempt to portray them otherwise is based on hearsay and unsubstantiated rumor and should be disregarded. Furthermore, TCC has reported all evidence of possible wrongdoing to the SEC and the plaintiff has committed "serious acts of indiscretion by revealing confidential, non-public information he obtained as a Director."

                                   Discussion

     "[W]hen asked to grant a preliminary injunction, the judge initially evaluates in combination the moving party's claim of injury and chance of success on the merits. If the judge is convinced that failure to issue the injunction would subject the moving party to a substantial risk of irreparable harm, the judge must then balance this risk against any similar risk of irreparable harm which granting the injunction would create for the opposing party. What matters as to each party is not the raw amount of irreparable harm the party might conceivably suffer, but rather the risk of such harm in light of the party's chance of success on the merits. Only where the balance between these risks cuts in favor of the moving party may a preliminary injunction properly issue." Packaging Indus. Group, Inc. v. Cheney, 380 Mass. 609, 617
(1980). Accord Planned Parenthood League of Mass., Inc. v. Operatzon Resctie, 406 Mass. 701, 710 (1990)." Ashford v. Massachusetts Bay Transp. Authority, 421 Mass. 563, 564 n.3 (1995).

                                Stockholder List

     General Laws c. 156B, ss. 32, as inserted by St.1964, c. 723, Sec. 1, provides, in pertinent part:

         If any officer or agent of a corporation having charge of ... [the corporation's stock and transfer records] refuses or neglects to . . . produce for examination a list of stockholders with the record address and amount of stock owned by each, he or the corporation shall be liable to any stockholder for all actual damages sustained by reason of such refusal or neglect, but in an action for damages or a proceeding in equity under this section for neglect or refusal to exhibit for inspection the stock and transfer records, it shall be a defen[s]e that the actual purpose and reason for the inspection sought are to secure a list of stockholders or other information for the purpose of selling said list or information or copies thereof or of using the same for a purpose other than in the interest of the applicant, as a stockholder, relative to the affairs of the corporation.

     The plaintiff Phalon's right to a stockholder list is not "absolute" under GL. c. 156B, ss.32 but rather is limited to the interest of the stockholder "relative to the affairs of the corporation." Shabshelowitz v. Fall River Gas Co., 412 Mass. 259, 265 (1992) affirming Shabshelowitz v. Fall River Gas Co., 30 Mass.App.Ct. 769, 771 (1991). In Shabshelowitz, the stockholder sought access to the stockholder list solely for private investment concerns, i.e. to solicit other shareholders to sell their stock. In this instance, the plaintiffs have demonstrated that the demand for access to stockholder information was related to their dispute with the control and governance of the corporation and for the purpose of soliciting proxies.

     Similarly, Rule 14a-7 does not confer an "absolute" right to stockholder information. As noted at pages 10-l l of TCC's opposition, Rule 14a-7(a) requires that certain pre-requisites are met. Two of those requirements are acknowledged to have been met in this case (i.e the company is in the process of a proxy solicitation and Phalon owns a class of shares which can vote at the upcoming meeting). The third is more problematic to the plaintiff since materials to be sent to shareholders were not made available to TCC. Recognizing the deficiency, the plaintiff has sought to cure the same by filing a proxy statement with the SEC.

     The plaintiffs have demonstrated a reasonable likelihood of success on their demand for access to the list of current stockholders. Delay in granting relief would foreclose the plaintiffs from communication with stockholders concerning solicitations for their proxies and for consideration as an alternate recipient of stockholder proxies. Any remedy at law would be unable to redress such a loss. See Modern Continental Const. Co., Inc. v. Braintree Housing Authority, 391 Mass. 829 (1984); E.R. Holdings, Inc. v. Norton Co., 735 F.Supp. 1094, 1100 (D. Mass. 1990). Potential harm to the defendant TCC from the disclosure of the list of stockholders can be obviated by requiring that proxy materials submitted by the plaintiff be mailed to stockholders by TCC.

                                By-Law Amendments

     As disputed the facts and motivations may be, there are significant facts which are not disputed. There was an investigation. There were improprieties involving the son of the defendant McCalmont. As a director, McCalmont voted for measures directly affecting himself and his son. The plaintiff Phalon refused to vote in favor of the measures in dispute. Phalon refused to sign the Form 10-K. The Chief Financial Officer who refused to sign the Form 10-Kwas terminated. The Form 10-K includes disclosure of the review contained in the Slavitt report which is minimal at best. Phalon, together with other dissatisfied stockholders, is challenging the present control and governance of TCC. It was in this context that the board voted to reverse the 1990 vote opting out of GL. c. 156B, ss.50A and to reconstitute TCC's board. Significantly, under the reconstituted board, Phalon's term expires in 1998 while McCalmont's does not expire until 1999.

     Section 50A clearly expresses a preference for staggered boards. Equally as clear and undisputed is the fact that the TCC board voted on May 24, 1990 not to have a board with staggered terms, a decision authorized expressly in ss. 50A. Faced with a dissenting director and rumblings of a shareholder proxy challenge, the majority of the board sought refuge in a staggered board as voted on April 29, 1998. The context compromises the validity of the vote particularly since there are a series of votes in which at least one director voted concerning matters directly affecting himself and his son. That context does not disappear because the statute authorized the vote taken.

     "Under Massachusetts law, officers and directors owe a fiduciary duty to protect the interests of the corporation they serve. Cecconi v. Cecco, Inc., 739 F.Supp. 41, 45 (D.Mass.1990). Senior executives are considered to be corporate fiduciaries and to owe their company a duty of loyalty. Chelsea Indus. v. Gaffney, 389 Mass. 1, 11 - 12 (1983). Corporate fiduciaries are required to be loyal to the corporation and to refrain from promoting their own interests in a manner injurious to the corporation. Seder v. Gibbs, 333 Mass. 445, 453 (1956). Johnson v. Withowski, 30 Mass.App.Ct. 697, 705 (1991). Orsi v. Sunshine Art Studios, Inc., 874 F.Supp. 471, 475 (D.Mass.1995). See Pepper v. Litton, 308-U.S. 295, 311 (1939). The prohibition against self-dealing on the part of corporate fiduciaries requires that the corporation receive the full benefit of transactions in which an officer engages on the corporation's behalf, without thought to personal gain; this is part of the bargain upon which investors rely when they purchase a corporation's stock. See Enstar Group, Inc. v. Grassgreen, 812 F.Supp. 1562, 1570-1571 (M.D.Ala.1993). For that reason, a contract for personal gain which could cause a corporate fiduciary to breach his or her fiduciary duty of loyalty to the corporation is generally held to be unenforceable as against public policy. See Colonial Operating Co. v. Poorvu, 306 Mass. 104, 107-108, 27 N.E.2d 704 (1940); Odman v. Oleson, 319 Mass. 24, 26
(1946);  Dynan v. Fritz,  400 Mass. 230,  242-243  (1987);  Childs v. RIC Group,
Inc., 331 F.Supp. 1078, 1084 (N.D.Ga.1970). See also Restatement (Second) of Contracts ss. 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy"). Accordingly, Massachusetts courts vigorously scrutinize self-interested transactions involving corporate fiduciaries. Boston Children's Heart Foundation, Inc. v. Nadal-Ginard, 73 F.3d 429, 433 (1st
Cir.1996)...." Geller v. Allied-Lyons PLC, 42 Mass.App.Ct.  120, 122-123 (1997).
Directors cannot take advantage of their official position to manipulate the corporation in order to secure or perpetuate their control. See Andersen v. Albert & J.M. Anderson Mfg Co., 325 Mass. 343, 347 (1950) (Manipulation of stock). "Such action constitutes a breach of their fiduciary obligations to the corporation and a willful disregard of the rights of the other stockholders." Id. and cases cited.

     The plaintiffs have demonstrated a reasonable likelihood of success on their claim that the By-Law change voted on April 29, 1998 was a "manipulative device" designed to prevent a meaningful proxy contest by dissenting shareholders in willful-disregard of the rights of other shareholders.

     Allowing the By Law to remain in effect pending a final determination of the merits of the plaintiffs claim would result in irreparable harm to the plaintiffs. To allow the By Law to control the proceedings at the next annual meeting would "substantially chill, if not freeze in its tracks, any continued" proxy contest or inquiring into the control and governance of TCC by dissenting shareholders. See San Francisco Real Estate Investors v. Real Estate Investment Trust, 701 F.2d 1000, 1002 (1S' Cir., 1983). The defendants have failed to demonstrate that they will suffer comparable or greater harm if implementation of the By-Law is delayed.

                             Delay in Seeking Relief

     "Unexplained delay in seeking relief for allegedly wrongful conduct may indicate an absence of irreparable harm and may make an injunction[21 Mass.App.Ct. 495] based upon that conduct inappropriate. See USAchem, Inc. v. Goldstein, 512 F.2d 163, 168- 169 (2d Cir.1975); KlauberBros. v. Lady Marlene Brassiere Corp., 285 F.Supp. 806, 808 (S.D.N.Y.1968); 11 Wright & Miller, Federal Practice & Procedure: Civil Sec. 2948, at 438 (1973)." Alexander & Alexander, Inc. v. Danahy, 21 Mass.App.Ct. 488, 495 (1986). Phalon's demand for access to the stockholder list was made on April 8, 1998. Although advised that TCC would require a confidentiality agreement, that agreement was not forwarded to the plaintiff until April 24, 1998. "The delay here was not without justification, however." Id. "[W]hat delay there was not so egregious as to form the basis for denial of any injunctive relief. Parties to a business dispute deserve praise, not penalty, for attempting to negotiate their differences before knocking on the courthouse door." Id.

                                      Order

     For the foregoing reasons, the plaintiff's application for a preliminary injunction is ALLOWED. Pending further order of this court:

          1. The defendant Technical Communication Corporation shall mail a copy of the proxy statement submitted by the plaintiffs to the SEC to each and every stockholder of the corporation on or before June 17, 1998;

          2. The defendant Technical Communication Corporation shall not provide the plaintiffs with a copy of the shareholder list but shall maintain a full and complete list of all shareholders to whom the proxy statement has been sent and shall file an affidavit of compliance with this order on or before July 3, 1998;

          3. The cost of the mailing and copying shall be born by the plaintiffs; and

          4. The defendants shall be enjoined from implementing the votes taken at the meeting held on April 30, 1998 adopting the provisions of GL c. 156B, ss.50A and restructuring the terms of the Board of Directors to staggered terms.

          5.   This order is conditioned  upon the plaintiffs  posting a bond in
               the  amount  of  Ten  Thousand   Dollars  or,  in  lieu  thereof,
               depositing that amount with the Clerk of Court.

                                                     /s/ Regina L. Quinlan
                                                     Regina L. Quinlan
                                                     Associate Justice of the
                                                     Superior Court


Date:  June 9, 1998


______________________________
1 The defendants Briskin, Peoples and Lessard were not represented at the hearing on the plaintiff's application for a preliminary injunction.

2 Documents submitted in this action were, given the nature of the allegations, impounded. The parties have agreed that the impoundment order should continue.

3 The investment in Net2Net and relationship between its president and the defendant McCalmont is disclosed at page AR-18 of TCC's Form 10-K.

4 According to the SEC filing Form 8-K of TCC, the Chief Financial Officer was terminated on January 14, 1998 and the defendant Lerner, a director and TCC's Treasurer assumed the duties of the Chief Financial Officer until a successor was chosen.

5 The Form 10-K includes the following disclosure at page 10:

          On December 12, 1997, the Board of Directors announced that it has undertaken an internal review of certain of its historical service contracts. On January 13, 1998 the Company announced that the results from its internal review concluded that certain of the Company's internal approval and control procedures were not followed in connection with such contracts. However, the Company does not believe that this will result in a material liability or asset impairment to the Company or otherwise have any material effect on the financial position or results of operations of the Company.

  The Form 10-K was signed by Roland S. Gerard as President and Chief Executive Officer and by the defendants McCalmont, Guild, Lessard and Lerner.

6 Securities Exchange Act of 1934.

7 According to the Phalon Affidavit, the meeting was scheduled for July 14th. Parties agreed the meeting is scheduled for July 17th.

8 According to a corporate vote taken on May 24, 1990, TCC's directors voted to exempt TCC from the provisions of the then newly enacted GL. c. 156B, ss. 50A.

                                                                       EXHIBIT 3

                          COMMONWEALTH OF MASSACHUSETTS

                                  APPEALS COURT

                                                              98-J-436

                           PHILIP A. PHALON & another

                                       vs.

                 TECHNICAL COMMUNICATIONS CORPORATION, & others.

                                      ORDER


     After reviewing those papers presented which I deemed pertinent and hearing argument of the parties, I conclude that the petitioners' request for relief should be denied. The preliminary injunction is not based upon an erroneous refusal to recognize the petitioners' rights under G. L. c. 156B, ss.50A(a). Rather, injunctive relief was granted on the basis of a showing of circumstances which give rise to serious question concerning the validity of the vote by which the petitioners sought to bring themselves within the provisions of ss.50A(a). Accordingly, the petition for relief brought under G. L. c.231, ss.118, first par., is denied.


                                                By the Court (Perretta, J.)

                                                /s/Assistant Clerk
                                                Assistant Clerk

Entered: June 18, 1998